[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

July 7, 2011

Via Email and EDGAR
cfitedgar@sec.gov

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Poage Bankshares, Inc.
Registration Statement on Form S-1 (Registration No. 333-172192)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Poage Bankshares, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 2:00 p.m. on July 11, 2011, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc

/s/ Allan D. Jean
Name: Alan D. Jean
Title: Vice President